Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: LegacyTexas

Financial Group, Inc.

Commission File Number: 001-34737

As previously announced, the Prosperity Bancshares, Inc. (“Prosperity”) and LegacyTexas Financial Group, Inc. (“LegacyTexas”) management teams hosted a conference call on June 17, 2019 at 10:30 a.m. Eastern Time (9:30 a.m. Central Time) to discuss the signing of the definitive merger agreement pursuant to which LegacyTexas will merge with Prosperity. A transcript of the conference call is included below.

[PB]—Prosperity Bancshares/LegacyTexas Financial Group Merger Announcement

Monday, June 17, 2019, 10:30 AM Eastern

Officers

Charlotte Rasche; EVP, General Counsel

David Zalman; Chairman, CEO

Eddie Safady; President

Kevin Hanigan; President and CEO, LegacyTexas

Asylbek Osmonov; CFO

Analysts

Jennifer Demba; SunTrust

Brad Milsaps; Sandler O’Neill

Ken Zerbe; Morgan Stanley

Brady Gailey; KBW

Michael Rose; Raymond James

Brett Rabatin; Piper Jaffray

Gary Tenner; D.A. Davidson

Ebrahim Poonawala; BoA Merrill Lynch

Matt Olney; Stephens

Jon Arfstrom; RBC Capital Markets

Presentation

Operator: Good morning, and welcome to the Prosperity Bancshares LegacyTexas conference call. Today, all participants will be in listen-only mode. (Operator Instructions) After today’s presentation, there will be an opportunity to ask questions. (Operator Instructions) Please note this event is being recorded.

Now I would now like to turn the conference over to Charlotte Rasche. Please go ahead.

Charlotte Rasche: Thank you. Good morning, ladies and gentlemen, and welcome to the Prosperity Bancshares LegacyTexas Financial Group merger announcement conference call. This call is being broadcast live over the Internet at prosperitybankusa.com and at legacytexasfinancialgroup.com, and will be available for replay at the same location for the next few weeks.

I’m Charlotte Rasche, Executive Vice President and General Counsel of Prosperity Bancshares. And here with me today is David Zalman, Chairman and Chief Executive Officer; H.E., Tim, Timanus, Jr., Vice Chairman; Eddie Safady, President; Asylbek Osmonov, Chief Financial Officer; Randy Hester, Chief Lending Officer; Merle Karnes, Chief Credit Officer; and Bob Dowdell, Executive Vice President. Also with us from LegacyTexas are Kevin Hanigan, President and Chief Executive Officer; Mays Davenport, Chief Financial Officer; and Scott Almy, Chief Operating Officer.

David Zalman will lead off with comments regarding the merger. He will be followed by Eddie Safady, who will review highlights of the investor presentation available on the Prosperity Bancshares and LegacyTexas websites. Finally, we will open the call for questions. During the call, interested parties may participate live by following the instructions that will be provided by our call moderator, Chris.

Before we begin, I would like to refer you to Page 2 of the investor presentation for disclaimers regarding forward-looking statements and other information.

Now let me turn the call over to David Zalman.

David Zalman: Thank you, Charlotte, and thank everyone today for joining us. This is one of the most exciting times in our banking tradition here. We’re very excited about it. I would say three things — bigger, better and stronger. It enhances our Dallas franchise, it makes us a significant Texas franchise, and it combines an asset generation bank with a core-funded bank.

It also deepens our bench of talent. It gives us an efficient use of our excess capital, and it still leaves us well positioned for further growth. And above all, as a shareholder, a bigger shareholder, it’s an attractive financial benefit for all our shareholders, so it seems all the strategic requirements and financial requirements that we were looking for a partner. We’re very excited about this deal.

And so let me go ahead and turn this over to Eddie Safady.

Eddie Safady: Thank you, David. We’re going to go through the slide deck and the relevant facts within. If you’ll turn to Page 3 of the deck, the Merger Creates Significant Strategic and Financial Value. This creates the second-largest Texas-headquartered bank by deposits, with $22.4 billion of deposits in Texas and pro forma assets of $31.7 billion; pro forma ROAA in the top quartile among U.S. banks, between $20 billion and $50 billion in assets for the most recent quarter; provides increased scale for better positions, the combined company for future opportunities.

Significantly, it enhances our presence in the Dallas-Ft. Worth MSA, which is the fourth-largest in the U.S. by population, with 7.6 million residents. And it moves Prosperity Bank from #20 to #6 by deposit market share in the DFW MSA markets overall. It also will make it the #2 Texas-headquartered bank by deposit market share in the DFW area and #1 bank by deposit market share in the affluent Collin County area, which includes the extremely fast-growing cities of Plano and Frisco.

With our complementary business cultures, it combines our strong core deposit franchise of Prosperity with LegacyTexas’s loan-generating platform. It improves Prosperity’s loan-to-deposit ratio from 61% to 71%. It allows Legacy to replace the higher-cost funding with core deposits. We have complementary business lines that will improve our operating leverage and the combined franchise to maintain a rigorous risk-management culture.

It’s financially attractive. If you look at the 2020 EPS accretion of approximately 10.3%, assuming fully-phased-in cost savings, internal rate of return of approximately 20%, prudent deployment of our excess capital, and still provides strong pro forma capital ratios.

On Page 4, the Stronger Combined Franchise. In the first column, if you see where it increases the scale of capacity, with our total footings going to just about $32 billion, with gross loans of $18.5 billion and deposits of $24.3 billion.

Page 5 of the deck gives you a summary of the transaction, with the consideration of 0.528 shares of Prosperity and $6.28 cash for each LegacyTexas share. This results in an 85% stock and 15% cash trade. The transaction value is at $2.1 billion in aggregate consideration, which equates to about $41.78 per share. The implied transaction multiples are a 9.3% premium of LegacyTexas closing price to 12.1x 2020 estimated consensus EPS and 2.16x tangible book value. The pro forma ownership will be 73% Prosperity and 27% LegacyTexas.

This transaction also deepens our management bench. Kevin Hanigan will be CEO — I’m sorry, current CEO and President of LegacyTexas, will become the President and COO of Prosperity Bancshares. He will also become President of Prosperity Bank. Mays Davenport, who is the current EVP and CFO of LegacyTexas, will become the EVP and Director of Corporate Strategy at Prosperity. We will also be adding senior management positions at Prosperity with Scott Almy, Tom Swiley, Chuck Eikenberg and Aaron Shelby.

The Board of Directors will increase to 14 by adding three members of LegacyTexas to the Prosperity Board. We have an anticipated closing of fourth quarter 2019.

We’ll jump ahead, then, to Slide 10, on the Key Merger Assumptions. You can see the standalone earnings per share for each company — Prosperity, 2020 consensus of $5.05, and Legacy at 3.44. The synergies, cost savings of approximately 25% of LegacyTexas noninterest expense base, with 50% phased in during 2020 and 100% thereafter. For the purposes of this model, there were no revenue synergies included.

The core deposit intangible will be 2% amortized over 10 years using a straight-line methodology. Credit mark — pretax gross credit mark of 2.2% of LegacyTexas gross loans, or $175 million, $97 million net of loan loss reserve. This is 2.3x LegacyTexas loan loss reserve.

The estimated merger and integration costs, $60 million pretax, one-time expense, and this is fully reflected in the pro forma tangible book value per share at closing.

The due diligence was comprehensive. Our focus was on credit quality, compliance, risk technology, operations, legacy and regulatory. Our internal teams reviewed 67% of the LegacyTexas loan portfolio, which was 90% of all their loans over $3 million in size, 100% of energy loans and 100% of loans rated watch or lower.

Page 11, the Transaction Multiples and Financial Impact. On the left side, you can see the stock consideration of 85%, market premium of 9.3%, price-to-tangible book 2.16, price-to-2020 estimated earnings 12.1x, the 2020 EPS accretion based on 50% phased-in synergies of 6.6%, and 2020 fully phased in of 10.3%. The tangible book dilution at close is 9.7%, and using the crossover earnback, it’s a 4.5-year payback.

However, for illustrative purposes, on the right-hand side, had this been a 100% stock consideration, the tangible book value dilution would have been 4.7% and the crossover earnback would have been reduced to 3.5 years.

The balance sheet at closing on the combined institutions will enjoy a 71% loan-to-deposit ratio, tangible common equity to tangible assets of 9.6%, common equity Tier 1 of 13.1%, and total risk-based capital of 14.1%.

And with that, I will turn it back to Charlotte Rasche.

Charlotte Rasche: Thank you, Eddie. At this time, we are prepared to answer your questions. Chris, can you please assist us with questions?

Questions and Answers

Operator: (Operator Instructions)    Jennifer Demba, SunTrust.

Jennifer Demba: My first question is for Kevin. Kevin, just curious on why you’re selling now and why Prosperity is a partner, and then I have a follow-up question as well.

Kevin Hanigan: Thanks for the call, Jennifer. I’d say David and I started the conversation about this nearly two years ago, and it made sense then, and it makes sense now. The only thing that’s changed is our stock prices are a little different than they were two years ago. But in terms of relative value, which is all that matters here in the exchange ratio, that hasn’t changed much at all during that period of time. So, strategically, it just makes so much sense to both of us. We realized that the first time we sat down, and I’ve known David at least 10 years, maybe longer. I’ve gotten to know him a whole lot better in the last year.

But putting these two franchises together, I’d say it’s size; it’s scale; it’s density; it’s market share in both Houston and Dallas. It’s taking a loan-generation franchise with a relatively high cost of funds, that’s had some bumpy credit issues, as those of you who follow know, with a fabulous core-funded cheap deposit franchise — inexpensive deposit franchise. Cheap sounds bad. That has great credit statistics. So David and I have worked — and teams have worked on this really, really hard to make sure we get the secret sauce right, and I don’t think the timing or the — the strategic nature of it hasn’t changed from day one to now. The price has moved around, but the exchange ratio has not.

Jennifer Demba: And my second question is for David. David, can you just talk about how you’re going to merge the two companies’ credit cultures together and what level of balance sheet runoff you anticipate as you maybe exit some Legacy loans that may not make sense in the future? And then I did want to ask about investments in terms of technology. Thanks.

David Zalman: Jennifer, obviously, our bank is always focused on asset quality. It’s always been a big deal for us. I mean, we really run a really plain vanilla bank, bringing in core deposits and then lending them out and not taking as much asset risk. I mean, that was our model. I think that Legacy’s model ran a little bit hotter than ours did. There’s nothing wrong or right; it’s just each one has their own mode. So it is important. We will mesh our credit cultures.

I would say that they did some things in different areas that we didn’t do, so I think they’ll change and we’ll change. I think, probably on a percentage basis, we’ll change 25%. If you had to give me a number, I’d say 25% or 30%, and that’s — we would change as much as that. So I think that Kevin mentioned earlier that their intent, even if they wouldn’t have joined us, was to work more in trying to — on their credit culture, that they wouldn’t take on as much risk. And so I think we both — we’re both making commitments. We’ll take more risk, they’ll take less risk, and I don’t how any better I can say that.

And so the second question, again — refresh my memory, Jennifer?

Jennifer Demba: Investment back into the company for a larger balance sheet, specifically technology.

David Zalman: I mean, we’re really excited, because the scale helps us, and I think our pool of talent, I mean, with Scott joining us too. He calls himself a computer nerd, even though he’s an attorney. He really wants to focus on our IT, our technology and our digital footprint, and I think that’s going to be extremely helpful for us.

Operator: Brad Milsaps, Sandler O’Neill.

Brad Milsaps: I’m just curious. I mean, on paper, the bank is coming together, very complementary balance sheets, makes a lot of sense. Culturally, the two companies have been different over the years. I’m just curious kind of what types of lock-ups you have in place with the lenders at LegacyTexas. I just want to get a sense of how the companies can grow together as a combined entity.

Kevin Hanigan: Brad, this is Kevin. I’ll take that one. In my view, the cultures of the company are very, very similar, and the culture is what we value, what’s important to us, right, not how we get there. We might have gotten here differently, but we both value growing our customer relationships, taking care of our clients, valuing our employees, and achieving superior returns for our shareholders. So to me that’s culture, and that’s the culture of both Legacy and Prosperity, so we have no cultural issues.

Prosperity has taken less risk, we have taken more, and David and I have spent — and this entire team that’s here, and probably 15 other people. We’ve probably spent two months on those kinds of issues, trying to make sure we get it right. And as I said and I think David said perfectly, we were going to take less risk, whether we did a transaction or not, so we are going to take less risk. And David and team are going to take a little more risk, even by the very nature that they’ve moved from a 61% to a 71% loan-to-deposit ratio. That is more risk-weighted assets on the balance sheet, so there is a higher level of risk taken just in the loan-to-deposit ratio alone.

In terms of lock-ups, the executive team, six of us signed three-year lock-up agreements, contracts with the company. We went to our top-tier lenders, and every one of them signed up for a two-year deal with a tail on it for non-solicitation and non-compete. We kept it to about 20-some-odd people on the first go-round, just because we’ve got two publicly traded companies that we didn’t want word to get out of this. It is our intention, it is my intention — I’ve told David I will get this done. We’re going to go to the rest of our lenders and offer them contracts as well. So we didn’t do it at closing, but we both know we’re going to go forward, and that’s a high list to-do item over the next week or so.

David Zalman: Yes, I would add that this is a deal that just didn’t happen overnight. As Kevin said, we spent two years, he and I, getting to know each other. And I think that what makes us different, too, is our teams got to know each other. Our teams spent a lot of time together, and I agree with Kevin that we all like each other. I mean, the cultural fit is there. I think the only difference is the risk that one was willing to take and not the other, but we feel really good about this deal.

Brad Milsaps: And just as a follow-up, I know you guys — you’re assuming no revenue synergies, but what are the assumptions around changes you may make to Legacy’s balance sheet, whether that’s reduction of wholesale borrowings, how you think about the warehouse business? And then as an add-on to that, how much time did you spend sort of vetting each other’s earnings estimates that are out there in light of what’s happened with the yield curve since kind of last quarterly conference calls? Thanks.

David Zalman: Yes, there were so many questions. The earnings estimates were — gosh, counting you guys, I don’t know how many times we vetted theirs, they vetted ours. We looked at different scenarios if this happens, if that happens, so we feel very good with the earnings estimates. We played every strategy. Yes, the wholesale funding brokerage deposits around $800 million. There was really no reason for us to keep that. We have a lot of core — instead of paying 2.5% for money, ours is 60 or 70 basis points, so a lot better funding, so that should help us.

Yes, we did look at the warehouse lending. Merle Karnes actually did the review on the warehouse lending, and it’s not something we did, but it looks good, and we’re going to spend some time with it, so we’re excited about that. I think that there is a credit mark of about $175 million, and so you will see — if that’s the credit mark, that means that there’s more loans in total dollars with that, so that is something that we will try to outsource over the 12 months and period of time, so you’ll see that. So you’ll see some reduction on that. At the same time, our bank continues to grow loans organically 5% to 6%, and I think that Legacy’s team will grow that too.

Operator: Ken Zerbe, Morgan Stanley.

Ken Zerbe: Just coming back to the entire cost to Legacy funding, where do you see NIM at closing of the banks? Where is that moving kind of first quarter 2019, if that’s easier? And also, what does that assume for how long you can pay off some of that higher-cost funding?

David Zalman: Those are questions I just don’t have available right now. I mean, we can get back with you, but obviously the net interest margin after you get through with the — get rid of the higher funding deposits should increase, and our net interest margin should increase just because, again, with our bond portfolio of $9 billion, the yield on that is lower than what we can reinvest in. So in and by itself, that helps us over, and I’ve said this in prior conference calls, that in and by itself will help our net interest margin over the next 12 and 24 months in and by itself. But, overall, it should increase, obviously.

Kevin Hanigan: And I wouldn’t just go to the funding costs of the broker deposits. We fund that warehouse business with federal home loan bank borrowings of roughly 2.5%. Those are easy to get out of. Those are generally very short-term borrowings, a week to two weeks, so that’s a significant part of the funding side of LegacyTexas that is going to change for the benefit of both companies and the margin.

Ken Zerbe: And then from a capital perspective, the CE Tier 1 ratio is still fairly high at just over 13%. Where does Prosperity want to stay from a capital perspective? Where are you comfortable being?

David Zalman: Well, again, I think we have more capital even after this deal than we’ve ever had. I think that you’ll see us — I think we still want to use our capital. I think that we want to continue to increase dividends over time, and we want to continue to be a player and build our business organically and use that capital to build it organically and through M&A in the future.

Ken Zerbe: And then just a last question. In terms of loan growth, I guess are there — it’s a multi-part question here, but are there any loan categories of LegacyTexas that you would like to either run down or run off over time? And also, kind of I know you mentioned Legacy was a bit more of an asset generator that you guys were. How do you envision loan growth on a combined basis kind of once the deal gets integrated?

David Zalman: First of all, I think that — as mentioned earlier, I think the credit mark was primarily in two categories, and that was in the energy area and in healthcare, so those are loans that we’ll have to work out over a period of time. I’d say going forward that our — again, always in the first year, you’re not going to see growth, I don’t think, in loans as much. We’ll grow. We’re growing organically. Both of us will grow 5% or 6% organically. But, again, trying to outsource the loans on the books, you may not see that total together, so I think that’s for the first year. I think going after that, we’re hoping to shoot around the 6% to 7% organic growth.

Operator: Brady Gailey, KBW.

Brady Gailey: If you look at the level of net accretible yield right now, I think it’s running around $2 million to $3 million a quarter for Prosperity. I mean, with this deal, I know CECL will happen right after this deal closes in 1Q 2020, but do you expect any material changes or a material tick-up in the level of accretible yield?

Asylbek Osmonov: Brady, this is Asylbek. For the CECL changes, the accounting for the accretible yield, we’re going to expect $2 million for this year, but CECL will change related to the credit mark. Once we cross January 1, the credit mark we have on these acquired loans, that flips to the allowance. That’s not going to come in as income, like it used to, but we’re going to have the discount or premium on the good loans. That’s going to come through accretion going forward, but, at this time, it’s not going to be as much as the credit mark. So that has to be — I mean, we have to go through the process of doing the fair valuation of the loan, but it will have some impact in 2020. But not as significant as it used to be in a pre-CECL world.

David Zalman: Yes, the accretible mark is primarily the rank mark, basically, and you’re not going to have a mark really for ‘03 year loan loss, because that’s going to go back into the reserves. So, again, I would say that we didn’t take any of that into consideration with our projections of the accretion.

Asylbek Osmonov: Yes, for the projection, CECL will impact that, so we did not take it into account.

David Zalman: So none of that is considered in our accretion number we’re giving you. Yes, it just shouldn’t be a material number going forward. It should be extremely material.

Brady Gailey: And then, David Zalman, I’ve heard you say in the past like, hey, we’re on the lookout for M&A deals, once we announce one, that may not necessarily hold us back from continuing the outlook for opportunities and continuing to be active. I mean, this deal is obviously a big deal for Prosperity. How do you think about the timeline as far as when you’re back interested in looking at additional M&A?

David Zalman: Well, first of all, I don’t want to scare the market and say that we’re going to jump in and tomorrow we’re going to announce another deal. Having said that, this is a big deal. We take it very seriously. We look at so many scenarios. We know all the things that can happen. We’ve done 42 deals. By far, this is the biggest deal. So we look at all of those deals.

I think this is going to be probably a little bit easier, because it’s all located in the Dallas market. You’ve got 42 locations, and we’re there already, so our people working together should be faster. I would say that we still want to be in the M&A market, and I would put it like this, that probably in five years, we’d like to be about $50 billion.

Operator: Michael Rose, Raymond James.

Michael Rose: I just wanted to follow up on some of the balance sheet changes that you have planned. I don’t know if you have it in front of you, but what does the interest rate sensitivity look for you guys on a combined basis? Obviously, I would assume a little bit more asset-sensitive given Kevin’s balance sheet, but just any numbers you could share would be great.

Asylbek Osmonov: This is Asylbek. We looked at the combined bank, and I think we’re going to continue being neutral, maybe slightly asset-sensitive. But from what we see in Legacy and what we have in ours, we’ve been in that position, and I don’t think it’s going to be a significant change going forward. But I would say neutral to a little bit asset-sensitive.

Michael Rose: As a follow up, just lender hires — Kevin, I think you have 55 lenders. Is there plans for the combined company to hire more lenders, whether it be in the Dallas market or Houston market?

Kevin Hanigan: I think the companies are always interested in adding talent when it’s available, so it’s business as usual for both of us. So if there’s good talent available, we’ll go get it, and vice-versa. As I said before, job one is getting the rest of our lending team at Legacy and trying to get them under contract, like we have for our leadership team.

Michael Rose: One final one for me. Was there any interest rate marks or any other marks, or was there just the credit mark?

Asylbek Osmonov: Right now, when we did it, we went mainly the credit marks of $175 million.

Operator: Brett Rabatin, Piper Jaffray.

Brett Rabatin: I wanted to ask on the expense savings assumptions. David Zalman, your history — you’re combining two pretty efficient companies, and, David Zalman, your history has been one of being able to really do a great job pulling out expenses from deals. Can you maybe just talk about the expense savings assumptions in this deal? I know some of it’s back-office, but any color that you could provide around the 25% would maybe help.

David Zalman: I’m going to let Asylbek answer it, but I’m just going to answer it more broadly that, yes, we’re still always focused, and I think Mays has really committed to work with Asylbek and [Collin], and they have a plan on the 25% cost savings, and I think we’ll really be focused on that and we should be able to do that better. And so, Asylbek, do you want to go into detail with this?

Asylbek Osmonov: Yes, I’ll give a little bit of highlights on the cost savings or synergies. I mean, a primary synergy would be from the similar footprint from the Dallas-Ft. Worth area, and we’re going to have some efficiency gain from consolidating some of the back-office operations and functions, which includes integration of our information technology system and data processing. And the last one I would say, cost savings would be eliminating some of those outside consultants and some duplicative services. So those make up the majority of the cost save that we expect to be about 25%.

David Zalman: Yes, the majority of the cost savings are really data processing, all the outsourcing functions and things like that. We’re not messing with anything with regard to sales and the people that are out there on the front lines.

Asylbek Osmonov: I agree.

Brett Rabatin: And then just two follow-ups. One, was this is a negotiated deal, or was there an option process with multiple bidders? Do you have any color on that?

David Zalman: I’ll answer it first. Kevin and I have been negotiating on this thing for two years, so I don’t know what else to tell you.

Kevin Hanigan: We knew the strategic sense of this two years ago, and every time we hit a bump, we found a way through it. David and I would just sit down, and our teams would sit down. We’d say, this is where we’re stuck, how do we get through this? We all focused on just getting through it. I would say a big part of the negotiation is David wanted to deploy more capital with more cash in the transaction, and our side, our board was interested in the 100% stock, so he might have liked to have had 20% or 25% cash in this deal, which would have levered the cap a little bit more, and we were so excited about the deal, we wanted the stock, so that conversation took a long period of time, and we settled kind in the middle at the 85-15.

David Zalman: Yes, I think that’s right.

Brett Rabatin: And then just lastly, David Zalman, you mentioned you could reinvest your securities portfolio at higher yields than the present level, and I think you were at 243 last quarter. I’m just curious what you’re looking at in terms of investing in the securities portfolio world these days.

David Zalman: Because rates have been so much lower the last few deals that we’ve bought,

it’s a little bit different. We always bought the 15-year product, I think. This last couple of times, we really bought the agency floaters that really — and I guess because people thought maybe interest rates were going to go down, we were getting pretty good — I think we probably bought a $100 million or $200 million and got it around 3%. They’re more short-term in nature. The bond, the final state of maturity, probably five years or so.

Operator: Gary Tenner, D.A. Davidson.

Gary Tenner: David, you’ve mentioned a couple of times that you all have been talking about this deal for a couple of years now. If we go back a couple years, Legacy, by most accounts, would have been viewed as call it a double-digit loan grower, well above what Prosperity was doing at that period of time. Would that have been a major hurdle, maybe for both of you, in terms of doing a deal two years ago, given the disparate growth rates that you had then versus where things look like they shake out in 2019 and 2020?

David Zalman: I would say this, I think we were spending time with Kevin, and I was spending time with other people at the same time, some other banks, but I always thought that the Dallas deal for us, if we’re going to do a deal right now — I always felt that the Legacy deal would be the most strategic for us because of the things that we said, it enhances so much of our Dallas market, enhances the Texas franchise and makes us worth more, and they did.

On the other hand, I think it did take time for both of us to learn each other and understand where we’re going forward. I think that if we would have just did something two years ago and they were going on the track they were going and we were going on the track, we had to come to grips that what we’re willing to do to bend and then they had to come to track on what they were going to do. I mean, it’s pretty simple. I don’t know what, Kevin, you may want to say.

Kevin Hanigan: And really, if you had to think about it, Gary, 6the last two years, we have grown slower. We were single digits two years ago. We were single digits last year. We at 5%, 6% this year. So as we were going through — and as you know, since you follow us, we were going through this de-risking process, and the growth rates were hampered or tampered down, muted if you will, by getting out of syndicated lending, particularly in the oil-and-gas space and some other things.

So that was never really an issue. We both kind of looked each other in the eye and said I need to take less risk, and we knew we needed to do that, and so the 5%, 6%, 7% growth rate we were both comfortable with, as were our teams.

David Zalman: And I think I’ll go back to what Kevin said earlier. I think our people culturally are like — we’re all alike. I think banks — and it’s not a wrong or right model, but every bank has a model that it follows, and one takes more risk, maybe one doesn’t take as much risk. With the ownership that I — I didn’t want to start over in life again, and the risk we’re willing to take — and we’ve been able to take the risk and have lower risk because we’ve made the returns. We’ve made the 1.5% return on assets.

And so, truthfully, if we couldn’t have made the returns for shareholders the way we were making them, we would have had to take more risk. It’s just the model that you use. So that’s what I would say.

Gary Tenner: And then just one follow-up. I think it’s been asked to some degree before, but given the mortgage warehouse yield around 5%, still well above the securities yield, is there consideration to using that as a bit more of a liquidity portfolio, maybe kind of moving some of the securities portfolio into that line of business?

David Zalman: Well, I think that’s what we said earlier. I mean, we’ll move our liquidity, and as our bonds mature, we’ll move that into funding that instead of buying agency bonds, primarily. I mean, to me, that’s the real benefit right there. Instead of getting 3%, you’re getting 4.5% or 5%.

Gary Tenner: Given the overall larger balance sheet and now where mortgage warehouse is, around 5%, 6% on a pro forma basis, would there be interest in growing that business more aggressively than maybe Legacy has done historically?

Kevin Hanigan: The first part of this conversation is that it is a good hedge against low longer-term rates, right? The 491 weighted average coupon on net book of business in the last quarter is pretty attractive. One of the things to realize is it’s a new business for Prosperity. David and his team haven’t met my leadership team into the lending ranks. They’ve met all the executive team and the credit side of the bank, and the next process here is for them to learn more about some of the businesses we’re in that they’re not in and understand the risks in the warehouse business, the fraud risk and weigh the risk return of all of that.

So I think, as David said, they’ve looked at the business and, so far, they like it. They need to meet the leadership and learn more about the business from a hands-on perspective, see how the back-office works, and then we’ll make a decision about how big that portfolio should be.

David Zalman: Yes, I think that’s a good answer. I mean, we have to get comfortable where we’re at. I wouldn’t tell you that we would grow it or reduce it. But, again, we want to get our hands in and get a better understanding of it, and Kevin has promised me that he’s going to teach me.

Operator: Ebrahim Poonawala, Merrill Lynch.

Ebrahim Poonawala: I just wanted to follow up in terms of just to make sure we heard you correctly when you talked about asset runoff on the deposit side. You mentioned about $800 million of broker deposits and federal home loan debt that you would look to run off and replace with Prosperity deposits. On the asset side, similarly, should we expect — could you quantify in terms of what dollar amount of loans you expect to run off as you move through the deal next year?

David Zalman: Again, I don’t think I can give you an exact number on that. It’s just historically there is a transitioning period, especially on the loans with the credit mark. I mean, if you have $175 million in a credit mark, that’s just a credit mark, which means there may be a total of $500 million right there that we’d have to probably outsource.

But at the same time, we should be generating our own organic growth every year, so you may not see the growth because the organic growth we’re doing will probably make up in this first year the loans that we may be outsourcing. But, again, moving our loan-to-deposit ratio from 60% to 70%-something, that’s a pretty good tradeoff. It’s just we need to — we just all need to feel comfortable where we’re at when it’s all said and done.

Ebrahim Poonawala: And just to take a step back, David, in terms of those of us who’ve followed Prosperity for a long time — you mentioned bigger, better, stronger, but it also looks like this deal is very different from historically what we’ve been used to from Prosperity acquiring a bank and getting cost synergies and running off a good amount of the loan book of the acquirer. Talk to us just in terms of is that the right way to think about this deal, in terms of just strategically positioning Prosperity to become a much more formidable bank from an organic growth perspective when we think about lending lines, et cetera?

David Zalman: Well, I think I would disagree with your statement, to begin with. I mean, we had one bank that we purchased where we had to get rid of a lot of the assets. We just had to. That was part of it. But if you look at our other banks that we’ve had, with First Victoria, today they’re stronger and better than when we bought them, and growing, the bank in West Texas, the American bank. So there have been some banks that that happened, but, again, that was in the DNA when we bought them, and that’s when we started.

We’ve spent a lot of time on this, and, again, I think as you get bigger, also, you might take on some different lending than you’ve had in the past, and so it is a learning process, but we’re all committed to go forward with this and keep it and build the bank.

Operator: (Operator Instructions) Matt Olney, Stephens.

Matt Olney: We’ve been discussing a number of balance sheet remixing opportunities of the combined bank, of funding the warehouse differently, paying down higher-cost debt. All these things make sense. I’m trying to figure out is all this remix fully assumed in that 10% EPS accretion, or would some of that remix be incremental to that 10% number?

David Zalman: No, we didn’t take any of that into consideration.

Matt Olney: And just a few more modeling questions as far as the Durbin impact. What was the Durbin impact you assumed for this?

Asylbek Osmonov: In our model, we assumed about $5 million of loss from Durbin.

Matt Olney: And what about any type of normalized provision expense from the LegacyTexas side?

David Zalman: I just don’t think we’re there yet right now.

Asylbek Osmonov: Especially with CECL, which is coming online January 1. We need some time to analyze those impacts, all of that.

David Zalman: We have so many moving parts. We’re working on our CECL program, and the good part is they were working on their CECL program. We both have the same vendors, and so we just — that will make a lot of difference on how that all works out.

Asylbek Osmonov: Exactly. Right.

Matt Olney: And then circling back on that pro forma loan-to-deposit ratio of 71%, I can’t recall when Prosperity’s operated that high, if ever, and it sounds like you could remix that balance sheet to make it a little bit higher. I’m curious at what level you would be comfortable operating that ratio.

David Zalman: I think we’ve always said, even when we’re at conferences, that our goal was to get up between 65% and 75%, so, I mean, I think we’re still there.

Matt Olney: And then just lastly for me, going back to the loan growth commentary, I’ve heard a few different numbers, I think mostly in the 5% to 7% range. Can you clarify? Is that a gross number that doesn’t include any kind of paydowns the first year, or is that more of a net number that you expect the first year?

David Zalman: So you have 5% and 7% — call it 6%. So you’ve got 6% growth, and that doesn’t include the paydown — I mean, well, that includes the paydown, but it doesn’t include the loans that we have to outsource to get out of the bank.

Operator: Jon Arfstrom, RBC Capital Markets.

Jon Arfstrom: Just back on revenue synergies, if you could maybe point to the top one or two areas you see revenue synergy potential.

Asylbek Osmonov: This is Asylbek. For the model, we didn’t consider any revenue synergies, but we know that Legacy brings loans that will help us on the revenue side. But we did not model anything in our calculations.

Kevin Hanigan: I think maybe the potential — on the revenue side, while none were modeled, I always look at what Legacy screened weak for. Loan-to-deposit ratio, cost of funds and fee income were the three things, if I had screened us and looked at us objectively, that we needed to fix, and this fixes all three of those.

Maybe the biggest potential revenue synergy is we have a ton of middle-market companies. A handful or more of those sell every year at some pretty nice prices. They typically call us to place money into a trust or wealth management program, and we don’t have that, so that ends up going somewhere else, and I think there’s a great opportunity for us to capture that business going forward.

David Zalman: I think that’s right, and we want to focus on building our trust assets more in the Houston and Dallas markets anyway.

Jon Arfstrom: David, in the loan review, you talked about how expensive it was and maybe in oil and gas and healthcare, there’s some work to do there, but anything else stand out, in your mind, anything else worth pointing out?

David Zalman: I think that they — besides the mortgage warehouse that we didn’t do, they have a product that has about $2 billion in commercial real estate that they operate differently than we did. I mean, their primary focus was about a 35% down payment after the renovation to the project, and then these were just projects that they would loan money on and then fix them up and then sell them at about a three-year average life.

So Kevin and I are talking about some of the terms that they had on that, so there may be some tweaks on that. Again, we’ll have to work with his lenders on that and see what they can do, and we’re committed to tweaking it a little bit.

Jon Arfstrom: And then, last question. You talked about this aspirational $50 billion in five years. Does being $30 billion in assets versus $20 billion in assets change your thinking on M&A at all in terms of the future?

David Zalman: Jon, as I mentioned before, I really — I think size is important. I mean, I can’t say it’s not. I mean, I just said how great it was to be bigger in Dallas and in Texas, because I do think it helps your franchise. But, really, when we look at deals, I personally don’t want to do deals just to be bigger. I really look at it from the shareholder, how much more money am I going to earn?

That’s the way I look at it, and I really focus on our stock trading at this price and on this multiple, but I’m more focused on the earnings than anything else. I mean, I think franchise is important, I think size is important, I think you need to be there, but our goal is to increase earnings per share for directors also, at the same time.

Operator: This concludes our question-and-answer session. At this time, I would like to turn the conference back over to Charlotte Rasche for any closing remarks.

Charlotte Rasche: Thank you, Chris. Thank you, ladies and gentlemen, for taking the time to participate in our call today. We are very excited about this transaction with LegacyTexas and appreciate the support that we get for our company. Thank you.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Notes on Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about Prosperity’s and LegacyTexas’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s or LegacyTexas’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and LegacyTexas’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s or LegacyTexas’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s or LegacyTexas’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions Prosperity and LegacyTexas currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, LegacyTexas or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against Prosperity or LegacyTexas, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of Prosperity and LegacyTexas disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Prosperity, LegacyTexas and factors which could affect the forward-looking statements contained herein can be found in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the Securities and Exchange Commission (“SEC”), and in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC.

Participants in the Solicitation

Prosperity, LegacyTexas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and the stockholders of LegacyTexas in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the stockholders of LegacyTexas. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of LegacyTexas and shareholders of Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LEGACYTEXAS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.